Exhibit 4.14

Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

DESCRIPTION OF COMMON STOCK

The following description of the capital stock of Amphenol Corporation (“Amphenol,” the “Company,” “us” or “we”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”), and Fifth Amended and Restated By-laws (the “By-laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.16 is a part. We encourage you to read the Certificate of Incorporation, the By-laws and the applicable provisions of Delaware General Corporation Law (the “DGCL”) for additional information.

Authorized Shares of Capital Stock

The Company is authorized to issue 5,000,000,000 shares of Class A Common Stock, par value $0.001 per share, and no other shares of common stock or preferred stock.

Listing

The Company’s Class A Common Stock is listed and principally traded on the New York Stock Exchange under the symbol “APH.”

Dividends

Subject to the rights of holders of outstanding shares of preferred stock, if any, holders of the Class A Common Stock are entitled to participate in dividends as and when declared by the board of directors out of funds legally available therefor. The Company’s unsecured credit facility contains financial covenants and restrictions, some of which may limit the Company’s ability to pay dividends, and any future indebtedness that the Company may incur could limit its ability to pay dividends.

Voting rights

Holders of the Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Approval of matters brought before the stockholders requires the affirmative vote of a majority of the votes cast at a meeting of stockholders, except as otherwise required by law or the Certificate of Incorporation. Our Class A Common Stock does not have cumulative voting rights.

Liquidation Rights

Subject to the rights of creditors and holders of preferred stock, if any, holders of Class A Common Stock are entitled to share ratably in a distribution of the Company’s assets upon any liquidation, dissolution or winding-up of the Company.

Preemptive or Similar Rights

Our Class A Common Stock has no sinking fund, redemption provisions or preemptive, conversion or exchange rights.

Certain Anti-Takeover Matters

Advance Notice Requirements

The Company’s By-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders, including procedures related to the use of universal proxy cards in accordance with Rule 14a-19 of the Securities Exchange Act of 1934, as amended. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of the Company prior to the meeting at which the action is to be taken. The notice must contain certain information specified in the Company’s By-laws. If a stockholder fails to follow the procedures in the Company’s By-laws, the stockholder’s nomination or proposal will be ineligible and will not be voted on by stockholders.

Additional Authorized Shares of Capital Stock.

The additional shares of authorized common stock available for issuance under our Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Delaware General Corporation Law Section 203

As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain “business combinations” between the Company and an “interested stockholder” or that stockholder’s affiliates or associates for a period of three years following the date on which the stockholder becomes an “interested stockholder.” The restrictions do not apply if:

●	prior to an interested stockholder becoming such, the board of directors of the Company approves either the business combination or the transaction in which the stockholder becomes an interested stockholder;

●	upon consummation of the transaction in which the stockholder becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the Company at the time the transaction commenced, subject to certain exceptions; or

●	on or after the date an interested stockholder becomes such, the business combination is both approved by the board of directors of the Company and authorized at an annual or special meeting of the Company’s stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, a “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of a corporation’s voting stock. The statute could have the effect of delaying, deferring or preventing a change in control of the Company’s or reducing the price that some investors might be willing to pay in the future for the Class A Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s Class A Common Stock is Computershare Trust Company, N.A.

DESCRIPTION OF 3.125% SENIOR NOTES DUE 2032

The following description of the Company’s 3.125% Senior Notes due 2032 (the “notes”) is a summary and does not purport to be complete. This description is qualified in its entirety by reference to the indenture, dated as of March 16, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (as such indenture has been and may be amended from time to time, the “indenture”) and the Officer’s Certificate, dated June 16, 2025, filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2025 (the “Officer’s Certificate). The notes are listed on the New York Stock Exchange. Unless otherwise specified, all capitalized and undefined terms in this section have the meanings specified in the indenture and in the Officer’s Certificate. References in this section to “Amphenol,” the “Company,” “us,” “we” and “our” are solely to Amphenol Corporation and not to any of its subsidiaries, unless the context requires otherwise.

The notes constitute a series of “senior debt securities” under the indenture. The terms of the notes include those terms expressly set forth in the indenture, the Officer’s Certificate and those made part of the indenture by the Trust Indenture Act of 1939, as amended. Amphenol may, without notice to or consent of holders, issue an unlimited principal amount of additional notes having identical terms (other than issue date, issue price and, in some cases, the first interest payment date), subject to compliance with the indenture covenants at the time of issuance. Any such additional notes will be part of the same series as the notes, will vote together, and, if not fungible for U.S. federal income tax purposes, will be issued under a separate CUSIP/ISIN/Common Code and, for so long as required by applicable law or clearing system procedures, may be represented by separate global notes.

General

The notes were issued in an initial aggregate principal amount of €600,000,000, however, we may issue additional notes at a later time that will be part of the same issue as the series of notes. The notes are issued only in fully registered form, without coupons, in minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof. The notes are represented by one or more global securities deposited with, or on behalf of, a common depositary for Euroclear and Clearstream. The notes will mature on June 16, 2032 unless earlier redeemed by us, and upon surrender will be repaid at 100% of the principal amount thereof.

Interest

Principal of and premium, if any, and interest on the notes are payable to the registered holder in euros in immediately available funds. The notes bear interest at the rate of 3.125% per annum, from June 16, 2025, or from the most recent interest payment date on which interest has been paid or provided for. Interest on the notes is computed on the basis of the actual number of days in the period for which interest is being calculated and the actual number of days from and including the last date on which interest was paid on the notes, to but excluding the next scheduled interest payment date. This payment convention is referred to as Actual/Actual (ICMA) as defined in the rulebook of the International Capital Market Association.

Payments on the notes are made through the principal paying agent (as defined herein under the heading “- Paying Agent and Registrar”). Payments on the notes are made at the specified office or agency of the principal paying agent. We may also choose to pay interest by mailing checks or making wire transfers. We may also arrange for additional paying agent offices and may change these offices.

Payment on the Notes

Initial holders were required to pay for the notes in euro, and all payments of interest and principal, including payments made upon any redemption of the notes and any payment of additional amounts, will be payable in euro. However, if the euro is unavailable to us due to the imposition of exchange controls or other circumstances beyond our control, or if the euro is no longer being used by the then‑member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments with respect to the notes will be made in U.S. dollars until the euro is again available to us or so used.

Paying Agent and Registrar

U.S. Bank Europe DAC, UK Branch, acts as principal paying agent for the notes (the “principal paying agent”). U.S. Bank Trust Company, National Association, will initially act as transfer agent and security registrar. Upon notice to the trustee, we may change any paying agent or security registrar, and we or any of our subsidiaries may act as paying agent or security registrar.

Optional Redemption

Prior to the Par Call Date (as defined below), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on an annual (Actual/Actual (ICMA)) basis at a rate equal to the comparable government bond rate (as defined below), plus 15 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, we may redeem the notes, at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

For purposes of this section, the following terms have the following meanings:

●	“Par Call Date” means March 16, 2032 (three months prior to the maturity date).
●	“comparable government bond” means, with respect to the notes to be redeemed prior to the applicable Par Call Date in relation to any comparable government bond rate calculation, at the discretion of an independent investment banking institution of international standing selected by us (an “independent investment banker”), a bond that is a direct obligation of the Federal Republic of Germany (a “German government bond”) whose maturity is closest to the Par Call Date of the notes to be redeemed, or if such independent investment banker in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment banker may, with the advice of three brokers of, and/or market makers in, German government bonds selected by us, determine to be appropriate for determining the comparable government bond rate.

●	“comparable government bond rate” means the yield (rounded to three decimal places, with 0.0005 being rounded upwards) of the comparable government bond on the third Business Day prior to the date fixed for redemption, calculated on the basis of the middle market price of such comparable government bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment banker selected by us and calculated in accordance with generally accepted market practice at the time.

If fewer than all of the notes are to be redeemed at any time, the principal paying agent will select the notes to be redeemed in accordance with the rules of the New York Stock Exchange; provided that no such partial redemption shall reduce the portion of the principal amount of a note not redeemed to less than €100,000. Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. Except as described above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund. We may acquire notes by means other than a redemption, whether by tender offer, open‑market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise violate the terms of the indenture.

Redemption Upon Changes in Withholding Taxes

If (a) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the United States (or any political subdivision or taxing authority thereof or therein having power to tax) (a “Relevant Taxing Jurisdiction”), or any change in, or amendment to, the official position regarding the application or interpretation of such laws, regulations or rulings (including by virtue of a holding, judgment or order by a court of competent jurisdiction or a change in published administrative practice), we become or will become obligated to pay additional amounts as described under ‘Payment of Additional Amounts” or (b) any act is taken by a Relevant Taxing Jurisdiction that results in a substantial probability that we will be required to pay such additional amounts, then we may, at our option, redeem the notes, as a whole but not in part, upon not less than 15 days’ nor more than 60 days’ published notice, at 100% of their principal amount, together with interest accrued thereon to, but not including, the date fixed for redemption; provided that we determine, in our business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to us (which does not include substitution of the obligor under the notes). No such redemption may be made unless we have received an opinion of independent counsel to the effect that as a result of such change or amendment we will, or that an act taken by a Relevant Taxing Jurisdiction has resulted in a substantial probability that we will, be required to pay such additional amounts described under “Payment of Additional Amounts”, and we shall have delivered to the trustee an officer’s certificate stating that, based on such opinion, we are entitled to redeem the notes pursuant to their terms.

Payment of Additional Amounts

All payments of principal, premium, if any, and interest on the notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, assessment or other governmental charge (“Taxes”) imposed by any Relevant Taxing Jurisdiction, unless such withholding is required by law or the official interpretation or administration thereof. If such withholding is required, we will, subject to the exceptions and limitations set forth in the Officer’s Certificate, pay such additional amounts as are necessary so that the net payment of the principal of, premium, if any, and interest on the notes to a beneficial owner of the notes who is not a U.S. person, after the withholding of such Taxes (including any withholding on the payment of such additional amounts), will not be less than the amount provided to be then due and payable, subject to the exceptions and limitations set forth in the Officer’s Certificate. Each holder entitled to any such additional amounts shall cooperate with us and the trustee in providing any information or documentation reasonably requested by us or the trustee to confirm the identity and/or tax status of such holder and any affected beneficial owner (to the extent necessary to establish such holder’s entitlement to such additional amounts) and to assist us or the trustee in determining the applicable withholding tax rate and the amount of additional amounts payable.

Ranking

The notes are senior unsecured and unsubordinated indebtedness and rank equally with all of our existing and future senior unsecured and unsubordinated indebtedness, including our other outstanding notes, our guarantees of certain subsidiary-issued euro notes and borrowings under our revolving credit facility. However, the notes are structurally subordinated to the indebtedness of our subsidiaries and effectively subordinated to any future secured indebtedness to the extent of the value of the assets securing such indebtedness. None of our subsidiaries guarantee the notes, and claims of holders of the notes will be effectively subordinated to the claims of creditors of our subsidiaries.

Change of Control

If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem all of the notes as described under “Optional Redemption,” each holder will have the right to require us to repurchase all or any part (equal to €100,000 and integral multiples of €1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase (subject to the right of holders of record on the relevant interest record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control Repurchase Event, or, at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will send a notice to each holder (with a copy to the trustee) stating: (i) that such Change of Control Repurchase Event has occurred or is pending and that such holder has the right to require us to repurchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase (subject to the right of holders of record on the relevant interest record date to receive interest due on the relevant interest payment date) (the “Change of Control Payment”); (ii) if such notice is mailed prior to the date of consummation of the Change of Control, that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date; (iii) the date of repurchase (which shall be no earlier than 30 days nor later than 60 days from the date the Change of Control Offer is mailed) (the “Change of Control Payment Date”); and (iv) the procedures determined by us, consistent with the indenture, that a holder must follow in order to have its notes repurchased. On the Change of Control Payment Date, we will accept for payment all notes or portions properly tendered, deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions so tendered, and deliver to the trustee the notes so accepted together with an officer’s certificate stating the aggregate principal amount being repurchased and any executed new note(s) for unpurchased portions.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the person in whose name a note is registered on such record date, and no additional interest will be payable to tendering holders.

We will not be required to make the Change of Control Offer upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the indenture and repurchases all notes validly tendered and not withdrawn. We will comply, to the extent applicable, with the requirements of Rule 14e‑1 under the Exchange Act and any other applicable securities laws or regulations; to the extent any such laws or regulations conflict with the indenture’s offer mechanics, we will comply with those laws and regulations and will not be deemed in breach of the note terms by virtue of such compliance.

Our ability to repurchase notes pursuant to the Change of Control Offer may be limited by a number of factors. Certain events that may constitute a change of control under our other senior indebtedness and indebtedness of our subsidiaries and cause a default under the agreements related to such indebtedness may not constitute a Change of Control Repurchase Event under the indenture. Our revolving credit facility provides that the occurrence of certain change of control events would constitute a default thereunder. Future indebtedness of ours and our subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control Repurchase Event or require such indebtedness to be repurchased upon a Change of Control Repurchase Event. Moreover, any exercise by the holders of our outstanding senior notes of their right to require us to repurchase their notes could cause a default under such indebtedness, even if a Change of Control Repurchase Event itself does not, due to the financial effect of such repurchases on us. Finally, our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources.

Even if sufficient funds were otherwise available, the terms of our future indebtedness may prohibit our prepayment of the notes before their scheduled maturity. Consequently, if we are not able to prepay our senior indebtedness and any such other indebtedness containing similar restrictions or obtain requisite consents, we will not be able to fulfill our repurchase obligations if holders of notes exercise their repurchase rights following a Change of Control Repurchase Event, resulting in a default under the indenture. A default under the indenture will result in a cross-default under our other senior indebtedness, including under our revolving credit facility.

The Change of Control Repurchase Event provisions described above may deter certain mergers, tender offers and other takeover attempts involving us by increasing the capital required to effectuate such transactions. The definition of “Change of Control” below includes a disposition of all or substantially all of our property and assets and our subsidiaries taken as a whole to any person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a person. As a result, it may be unclear as to whether or not a Change of Control, and thus a Change of Control Repurchase Event, has occurred and whether or not a holder of notes may require us to make an offer to repurchase the notes as described above. The provisions under the indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control Repurchase Event may be waived or modified with the written consent of the holders of a majority in principal amount of the outstanding notes.

For purposes of this section, the following terms have the following meanings:

●	“Change of Control” means: (a) the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Sections 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of our Voting Stock (or our successor by merger, consolidation or purchase of all or substantially all of our assets) (for the purposes of this definition, such person shall be deemed to beneficially own any of our Voting Stock held by a parent entity, if such person “beneficially owns” (as defined above), directly or indirectly, more than a majority of the voting power of the Voting Stock of such parent entity); or (b) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or outstanding Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person immediately after giving effect to such transaction; or (c) the first day on which a majority of the members of our board of directors are not Continuing Directors; or (d) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of the subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than to us or one of our subsidiaries; or (e) the adoption by our stockholders of a plan or proposal for our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be considered to be a Change of Control if (a) we become a direct or indirect wholly owned subsidiary of a holding company and (b) immediately following that transaction, (1) the direct or indirect holders of the Voting Stock of the holding company are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) no person or group is the beneficial owner, directly or indirectly, of more than a majority of the total voting power of the Voting Stock of the holding company.

●	“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Rating Decline with respect to such Change of Control.

Notwithstanding anything in this section, no Change of Control Repurchase Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

●	“Continuing Directors” means, as of any date of determination, any member of our board of directors who (a) was a member of our board of directors on the date of issuance of the notes or (b) was nominated for election or elected to our board of directors with the approval of a majority of the Continuing Directors who were members of our board of directors at the time of such nomination or election.

●	“Investment Grade” means BBB− or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by S&P or Moody’s or, if either S&P or Moody’s shall not make a rating on the notes publicly available, another Rating Agency.

●	“Moody’s” means Moody’s Investors Service Inc. and its successors.

●	“Rating Agency” means each of S&P and Moody’s or, to the extent S&P or Moody’s or both do not make a rating on the notes publicly available, a “nationally recognized statistical rating organization” (within the meaning of Section 3(a)(62) under the Exchange Act) or “organizations,” as the case may be, selected by us (as certified by a resolution of our board of directors), which shall be substituted for S&P or Moody’s, or both, as the case may be.

●	“Rating Decline” means, with respect to a Change of Control, the notes cease to be rated Investment Grade by each Rating Agency on any date during the period (“Trigger Period”) from the date of the public notice of an arrangement that could result in such Change of Control until 60 days following the consummation of such Change of Control (which Trigger Period will be extended for so long as the rating on the notes is under publicly announced consideration for a possible downgrade by either of the Rating Agencies).

●	“S&P” means S&P Global Ratings, a division of S&P Global Inc., and its successors.

●	“Voting Stock” of any specified person as of any date means the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors, managers or trustees, as applicable, of such person.

Defaults and Remedies

Events of Default.

The following are “Events of Default” with respect to the notes:

(a) default in the payment of the notes when due, continued for 30 days;

(b) default in the payment of principal of or premium, if any, on the notes at its Maturity, including at the Stated Maturity, upon redemption or required repurchase or by declaration of acceleration or otherwise;

(c) default in the performance or breach of any covenant or warranty of the Company in the indenture, which default continues uncured for 90 days after written notice as specified in the indenture;

(d) a failure to make any payment at maturity (including any applicable grace period) on any of the Company’s Indebtedness in excess of $50,000,000 or a default on any such Indebtedness that results in the acceleration of Indebtedness in an amount in excess of $50,000,000;

(e) certain events of bankruptcy, insolvency or reorganization with respect to the Company, as specified in the indenture; and

(f) any additional Event of Default provided with respect to notes in a Board Resolution, officer’s certificate or Supplemental Indenture.

If an Event of Default (other than certain bankruptcy or insolvency events specified in (e) and (f) above) occurs and is continuing with respect to the notes, then the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the entire principal amount and accrued but unpaid interest, if any, on the notes to be due and payable immediately by written notice to the Company, and upon such declaration such amounts shall become immediately due and payable.

If an Event of Default specified in (e) or (f) above occurs, the principal (or specified amount) of and accrued but unpaid interest, if any, on the notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding notes may rescind and annul an acceleration and its consequences on the terms and conditions set forth in the indenture, including payment of overdue amounts and cure or waiver of defaults other than a nonpayment default due solely to such acceleration.

If a payment default occurs and continues, the Company will, upon demand of the trustee, pay to the trustee for the benefit of the holders the whole amount then due and payable, including, to the extent legally enforceable, interest on overdue principal and interest and the costs and expenses of collection; failing such payment, the Trustee may institute judicial proceedings to collect such sums and enforce any related judgment against the Company or any other obligor on the notes. If an Event of Default with respect to the notes occurs and is continuing, the trustee may proceed to protect and enforce its rights and those of the holders by appropriate judicial proceedings, including specific performance, and pursue any other proper remedy, all as provided in the indenture. In any insolvency or similar proceeding, the trustee is entitled to file proofs of claim, collect and receive any moneys or property payable on such claims and distribute the same as provided in the indenture. No holder may institute any proceeding or pursue any remedy with respect to the indenture unless the holder has given notice of a continuing Event of Default, the holders of at least 25% in principal amount of the outstanding notes have requested that the trustee institute such proceedings and offered it indemnity, the trustee has failed to act for 60 days and the holders of a majority have not given an inconsistent direction; however, these limitations do not affect any holder’s absolute and unconditional right to receive payment of principal and interest when due and to sue for the enforcement of such payment on or after the due dates. The rights and remedies under the indenture are cumulative, may be exercised repeatedly and the delay or omission to exercise any right does not operate as a waiver. The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy or exercising any trust or power conferred on the trustee, subject to the limitations and protections set forth in the indenture, and may waive past defaults (other than certain payment defaults and non‑amendable provisions), as further provided in the indenture.

Covenants

Limitation on Liens.

So long as any notes are outstanding, the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, issue, incur, create, assume or guarantee any Indebtedness secured by a Mortgage on any Principal Property or on any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, unless the notes are equally and ratably secured with such Indebtedness (or, at the Company’s option, prior thereto), subject to the customary exceptions and baskets set forth in the indenture, including but not limited to existing Mortgages, certain acquisition, construction or improvement Mortgages within 270 days, intra‑group Mortgages, government‑secured obligations, Nonrecourse Obligation project Mortgages, Mortgages on accounts receivable, Mortgages securing all of the Securities, and certain extensions, renewals or replacements without increase in principal. In addition, the Company and its Restricted Subsidiaries may incur Indebtedness secured by Mortgages without equally and ratably securing the notes so long as, after giving effect thereto and any concurrent retirement of debt, the aggregate amount of all such Indebtedness (excluding Mortgages permitted under specified clauses) does not exceed 15% of Consolidated Net Tangible Assets, and any Mortgage securing the Securities granted pursuant to this covenant will be automatically released upon the release of the Mortgage that gave rise to such security for the notes.

Limitation on Sale/Leaseback Transactions.

Neither the Company nor any Restricted Subsidiary will enter into any Sale/Leaseback Transaction with respect to any Principal Property unless, at the time thereof, it would be permitted to incur a Mortgage on such property in an amount at least equal to the Attributable Debt without equally and ratably securing the notes, or the net proceeds of the sale are at least equal to the fair market value of such property (as determined by the Board of Directors) and are applied within 180 days to the purchase, construction, development or acquisition of assets that are Principal Property or to the repayment of senior Indebtedness of the Company or any Restricted Subsidiary, subject to the exceptions set forth in the indenture and the general basket that, together with Indebtedness secured by Mortgages under the de minimis basket, may not exceed 15% of Consolidated Net Tangible Assets; a Sale/Leaseback Transaction shall not be deemed to create a Mortgage.

Mergers, Consolidations and Transfers of Assets.

The Company shall not consolidate with or merge into any other Person or sell, lease, convey or otherwise transfer all or substantially all of its assets to any other Person, unless the successor is a corporation organized under the laws of any U.S. state or the District of Columbia that expressly assumes the Company’s obligations under the notes and the indenture, immediately after giving effect to the transaction no Event of Default (or event that would become an Event of Default) shall have occurred and be continuing, and the Company delivers an officer’s certificate and opinion of counsel stating that the transaction complies with the indenture; upon such transaction, the successor will be substituted for the Company, and, except in the case of a lease, the predecessor shall be released from its obligations.

Satisfaction and Discharge; Defeasance

At our option, evidenced by a Board Resolution or an officer’s certificate, we may, at any time with respect to the notes, elect to have either Legal Defeasance and Discharge or Covenant Defeasance applied to all outstanding notes upon compliance with the conditions set forth in Article VIII of the indenture.

Upon our exercise of the Legal Defeasance and Discharge option, we will be deemed to have been discharged from our obligations with respect to all outstanding notes as of the date the conditions in Section 8.4 of the indenture are satisfied (such discharge, “Legal Defeasance”), and the trustee, on our written demand and at our expense, will execute proper instruments acknowledging the same. Legal Defeasance means we shall be deemed to have paid and discharged all obligations relating to the notes and the indenture and cured all then existing Events of Default, except that the following shall survive until otherwise terminated or discharged: (a) the rights of holders of outstanding notes to receive payments of principal and interest when due and on any redemption date solely out of the trust created pursuant to the indenture; (b) our obligations with respect to issuing temporary securities, or, where relevant, registration of securities, replacement of mutilated, destroyed, lost or stolen securities, and the maintenance of an office or agency for payment and money for payments held in trust; (c) the rights, powers, trusts, duties and immunities of the trustee, and our obligations in connection therewith, including our obligations to the trustee under Section 7.7 of the indenture; and (d) Article VIII of the indenture. We may exercise Legal Defeasance notwithstanding a prior exercise of Covenant Defeasance with respect to the notes. Following Legal Defeasance, payment of the notes may not be accelerated because of an Event of Default.

Upon our exercise of the Covenant Defeasance option, we will be released from our obligations under the covenants contained in Sections 2.2(s), 4.2, 4.3, 4.4, 4.5 and 5.1 of the indenture with respect to the outstanding notes, and from any additional covenants contained in the notes, any Supplemental Indenture or officer’s certificate, on and after the date the conditions in Section 8.4 of the indenture are satisfied (“Covenant Defeasance”), and the notes shall thereafter be deemed not “outstanding” for purposes of any direction, waiver, consent or declaration or act of holders (and the consequences thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes (it being understood that such notes shall not be deemed outstanding for accounting purposes). Covenant Defeasance means that, with respect to the outstanding notes appertaining thereto, we may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere in the indenture to any such covenant or by reason of any reference in any such covenant to any other provision in the indenture or in any other document, but, except as specified above, the remainder of the indenture and the notes shall be unaffected. Following Covenant Defeasance, payment of the notes may not be accelerated because of an Event of Default pursuant to Section 6.1(c) of the indenture (except for a default with respect to Section 5.1), 6.1(d) or 6.1(g). of the indenture).

The following are conditions to the application of either Legal Defeasance or Covenant Defeasance: (a) we must irrevocably deposit, or cause to be irrevocably deposited, with the trustee, in trust for the benefit of the holders, cash in the currency or currency unit in which the notes are payable, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of an internationally recognized firm of independent public accountants, to pay the principal of and interest, if any, due on the notes at their maturity or on the applicable redemption date; (b) in the case of Legal Defeasance, we shall have delivered to the trustee an Opinion of Counsel in the United States reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or, since the date of issuance of the notes, there has been a change in applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel confirming that, subject to customary assumptions and exclusions, the beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Legal Defeasance had not occurred; (c) in the case of Covenant Defeasance, we shall have delivered to the trustee an Opinion of Counsel in the United States reasonably acceptable to the trustee confirming that, subject to customary assumptions and exclusions, the beneficial owners of the notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if Covenant Defeasance had not occurred; (d) no Event of Default, or event that with notice or lapse of time, or both, would become an Event of Default with respect to the notes, shall have occurred and be continuing on the date of deposit and no Event of Default under Section 6.1(e) or 6.1(f) of the indenture shall have occurred and be continuing on the 91st day after such date; (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which we are a party or by which we are bound; and (f) we shall have delivered to the trustee an officer’s certificate and an Opinion of Counsel in the United States (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent relating to the Legal Defeasance or Covenant Defeasance, as the case may be, have been complied with.

The indenture will, upon our request, be discharged and cease to be of further effect as to all of the notes when either: (a) all notes theretofore authenticated and delivered (except (i) lost, stolen or destroyed notes that have been replaced or paid as provided in Section 2.8 of the indenture and (ii) notes for whose payment money has theretofore been deposited in trust and thereafter repaid to us or discharged from such trust as provided in Section 8.9 of the indenture) have been delivered to the trustee for cancellation; or (b) (i) all notes not theretofore delivered to the trustee for cancellation are due and payable by their terms within one year or have become due and payable by reason of a notice of redemption, and we have irrevocably deposited with the trustee as trust funds in trust an amount of cash in any combination of currency or currency unit in which the notes are payable, U.S. Government Obligations, or a combination thereof in such amounts as will be sufficient to pay and discharge the entire indebtedness on the notes for principal and accrued but unpaid interest, if any, to their maturity or the date of redemption, as the case may be, (ii) we have paid all sums payable by us under the indenture and (iii) we have delivered irrevocable instructions to the trustee to apply the deposited money toward such payments at Stated Maturity or the redemption date, as the case may be. In either case, we must deliver an officer’s certificate and an Opinion of Counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding satisfaction and discharge of the indenture and the notes, the respective obligations of us and the trustee under Sections 2.3, 2.5, 2.6, 2.7, 2.8, 2.12, 6.8, 8.7, 8.8, 8.9 and 8.10 and Article VII of the indenture will survive with respect to the notes until they are no longer outstanding, and thereafter the obligations under Sections 8.7, 8.8, 8.9 and 8.10 of the indenture shall survive. Nothing in Article VIII of the indenture abrogates any of the trustee’s obligations or duties under the indenture. After (a) the conditions of Section 8.4 or 8.5 of the indenture have been satisfied with respect to the notes, (b) we have paid or caused to be paid all other sums payable by us, and (c) we have delivered to the trustee an officer’s certificate and an Opinion of Counsel stating that all applicable conditions precedent have been complied with, the trustee, upon our written request, shall acknowledge in writing the discharge of all our obligations under the indenture except for the surviving obligations specified in Article VIII of the indenture.

All money and U.S. Government Obligations deposited with the trustee pursuant to Section 8.4 or 8.5 of the indenture in respect of the notes will be held in trust and applied, in accordance with the provisions of the notes and the indenture, to the payment, either directly or through any paying agent as the trustee may determine, to holders of all sums due and to become due thereon for principal and interest, if any; such money need not be segregated from other funds except to the extent required by law. We will pay and indemnify the trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited, or the principal and interest received thereon, other than any such tax, fee or other charge that by law is for the account of the holders.

The trustee and any paying agent shall promptly pay or return to us upon our order any cash or U.S. Government Obligations held by them at any time that are not required for the payment of principal and interest on the notes for which cash or U.S. Government Obligations have been deposited pursuant to Section 8.4 or 8.5 of the indenture. Any money deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal or interest on the notes and remaining unclaimed for two years after such principal or interest has become due and payable shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be paid to us on our request or, if then held by us, be discharged from such trusts; the holder of such note shall thereafter, as an unsecured general creditor, look only to us for payment, and all liability of the trustee or such paying agent with respect to such trust money, and all liability of us as trustee thereof, shall thereupon cease; provided that the trustee or paying agent, before making any such repayment, may give written notice to the holder that such money remains unclaimed and will be repaid to us after a date specified therein, not less than 30 days from the date of such notice, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law.

If the trustee or paying agent is unable to apply any cash or U.S. Government Obligations in accordance with Section 8.2, 8.3, 8.4 or 8.5 of the indenture by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, our obligations under the indenture and the notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.2, 8.3, 8.4 or 8.5 of the indenture until such time as the trustee or paying agent is permitted to apply all such cash or U.S. Government Obligations in accordance with such sections; provided that if we have made any payment of principal or interest on any notes because of such reinstatement, we shall be subrogated to the rights of the holders of such notes to receive such payment from the cash or U.S. Government Obligations held by the trustee or paying agent.

Amendments and Waivers

We and the trustee may amend or supplement the indenture or the notes without the consent of any holder in order to: cure, correct or supplement any ambiguity, omission, defect or inconsistency; comply with Article V of the indenture (including to provide for a successor obligor); provide for uncertificated notes in addition to or in place of certificated notes; add guarantees or collateral security with respect to the notes; add covenants for the benefit of holders or surrender any right or power conferred upon us; make any change that does not adversely affect the rights of any holder in any material respect; provide for the issuance of and establish the form and terms and conditions of notes of any series; change or eliminate provisions of the indenture so long as no security outstanding of any previously created series is adversely affected; evidence and provide for the acceptance of appointment by a successor trustee and make related changes to facilitate administration of the trusts by more than one trustee; or comply with SEC requirements to effect or maintain qualification of the indenture under the Trust Indenture Act.

We and the trustee may enter into a Supplemental Indenture with the written consent of the holders of at least a majority in principal amount of the outstanding notes affected by such Supplemental Indenture (including consents obtained in connection with a tender offer or exchange offer for the notes), for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or of any Supplemental Indenture or of modifying in any manner the rights of the holders of the notes. Except as provided in Section 6.13 of the indenture, the holders of at least a majority in principal amount of the outstanding notes by notice to the trustee (including consents obtained in connection with a tender offer or exchange offer for the notes) may waive any past Default or compliance by us with any provision of the indenture or the notes. It shall not be necessary for the consent of the holders of the notes to approve the particular form of any proposed Supplemental Indenture or waiver, but it shall be sufficient if such consent approves the substance thereof. After a Supplemental Indenture or waiver becomes effective, we shall mail to the holders of notes affected thereby a notice briefly describing such Supplemental Indenture or waiver. Any failure by us to mail or publish such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such Supplemental Indenture or waiver.

Without the consent of each holder affected, an amendment or waiver may not: (a) reduce the amount of notes whose holders must consent to an amendment, supplement or waiver; (b) reduce the rate of or extend the time for payment of interest (including default interest) on the notes; (c) reduce the principal of, or premium, if any, on the notes or change the notes’ maturity, including the Stated Maturity or the date of redemption or required repurchase thereof; (d) reduce the principal amount of Discount Securities payable upon acceleration of the maturity thereof; (e) make the principal of or interest, if any, on the notes payable in any currency other than that stated in the note; (f) impair the right of any holder of the notes to receive payment of principal of and interest on the notes on or after the due dates for the payment of such principal or interest or to institute suit for the enforcement of any payment on or with respect to such notes; (g) make any changes that would affect the ranking for the notes in a manner adverse to the holders; or (h) make any change in Section 6.8, 6.13 or 9.3 of the indenture.

Book‑Entry and Settlement

The notes are represented by one or more global notes deposited with or on behalf of a common depositary for Euroclear and Clearstream, and beneficial interests are held through participants in those systems; certificated notes will be issued only in limited circumstances. Transfers of beneficial interests in the global notes will be effected through the procedures of Euroclear and Clearstream and their participants.

Reporting

For so long as any notes are outstanding, Amphenol will file with the trustee, within 15 days after filing with the SEC, copies of annual reports and the information, documents and other reports that Amphenol is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, or, if Amphenol is not required to file such reports, Amphenol will file with the trustee and the SEC such information as may be required pursuant to Section 13 of the Exchange Act for a security listed on a national securities exchange. Amphenol will be deemed to have furnished such information to holders if filed with the SEC via EDGAR and publicly available thereon.

Notices

Notices to holders will be sent by Amphenol or its designee and will be deemed given on the date of sending; so long as the notes are represented by a global security deposited with the common depositary for Euroclear and Clearstream, notices may be given by delivery to Euroclear and Clearstream and will be deemed given on the date of delivery. The trustee will transmit notices to registered holders’ last known addresses as they appear in the security register, and holders will not receive notices directly from Amphenol unless the notes are issued in certificated form.

Additional Information

The indenture contains additional provisions applicable to the notes, including transfer and exchange mechanics, the governing law of the indenture and the notes, and trustee and settlement provisions.

The Trustee

U.S. Bank Trust Company, National Association, serves as trustee under the indenture for the notes.